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FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of

January     , 2004

Commission File Number: 0-31100

RIMFIRE MINERALS CORPORATION
700-700 West Pender Street Vancouver BC Canada V6C 1G8

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F

☑

Form 40-F

☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

☐

No

☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-

BC FORM 53-901F

SECURITIES ACT – BRITISH COLUMBIA

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1

Reporting Issuer:

Rimfire Minerals Corporation

Suite 700 - 700 West Pender Street

Vancouver, B.C.

V6C 1G8

Item 2

Date of Material Change:

January 15, 2004

Item 3

Press Release:

Date of Issue

Place of Issue

January 20, 2003

Vancouver, British Columbia

(See distribution sheet marked Schedule "A" attached for media coverage.)

Item 4

Summary of Material Change:

Rimfire Minerals Corporation reports that in light of the recent positive exploration results on the Company’s ER-Ogo-Fire (“ER”) and Eagle properties in east central Alaska, Rimfire and partner AngloGold (U.S.A.), have acquired additional state mining claims adjacent to both properties.

Item 5

Full Description of Material Changes:

Rimfire Minerals Corporation reports that in light of the recent positive exploration results on the Company’s ER-Ogo-Fire (“ER”) and Eagle properties in east central Alaska, Rimfire and partner AngloGold (U.S.A.), have acquired additional state mining claims adjacent to both properties. Amending agreements have been signed where both AngloGold and Rimfire will each contribute their new claims to the respective joint ventures. In consideration for adding the new claims, AngloGold has agreed to reimburse Rimfire’s costs of US$22,065 for location and recording of new claims. AngloGold has vested a 50% interest in the ER Joint Venture and has elected to exercise its option to earn an additional 20% interest. The joint venture agreements have been amended to include terms whereby Rimfire may elect to have AngloGold fund Rimfire’s proportionate share of expenditures after AngloGold has earned its 70% interest.

Item 6

Reliance on Section 85(2) of the Act:

Not applicable

Item 7

Omitted Information:

Not applicable.

Item 8

Senior Officers:

David A. Caulfield, President 700 –700 West Pender Street Vancouver, British Columbia V6C 1G8 Telephone: (604) 669-6660 Email: davidc@rimfire.bc.ca	Henry J. Awmack, Chairman 700-700 West Pender Street Vancouver, British Columbia V6C 1G8 Telephone: (604) 669-6660 Email: henrya@equityeng.bc.ca

Item 9

Statement of Senior Officer:

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 20th day of January, 2004.

RIMFIRE MINERALS CORPORATION

“DAVID A. CAULFIELD”

David A. Caulfield

President and CEO

Form53-901F

SCHEDULE A

Media:

Market News Publishing Inc.

News Desk

Canada Stockwatch

News Desk

The Northern Miner

News Desk

RIMFIRE MINERALS CORPORATION TSX-V:RFM	Suite 700 - 700 West Pender St. Vancouver, B.C. Canada V6C 1G8 T: (604)669-6660 F: (604)669-0898 E-mail: info@rimfire.bc.ca Web Site: www.rimfireminerals.com Contact: David Caulfield or Jason Weber

News Release

Rimfire and AngloGold Expand Eagle and ER Project Claim Holdings

PR04-02

Vancouver, Canada (January 20, 2004):  David Caulfield, President and CEO of Rimfire Minerals Corporation reports that in light of the recent positive exploration results (see New Releases PR03-09 September 16; PR03-16 December 16) on the Company’s ER-Ogo-Fire (“ER”) and Eagle properties in east central Alaska, Rimfire and partner AngloGold (U.S.A.), have acquired additional state mining claims adjacent to both properties. Amending agreements have been signed where both AngloGold and Rimfire will each contribute their new claims to the respective joint ventures. In consideration for adding the new claims, AngloGold has agreed to reimburse Rimfire’s costs of US$22,065 for location and recording of new claims. Both company’s acquisition costs will be credited towards AngloGold’s earn-in amounts as defined in the joint venture agreements. The new state mining claims add substantially to both joint ventures with the ER claim holdings now covering 16.5 sq. miles (10,560 acres) and the Eagle property 24.6 sq. miles (15,760 acres).

Under terms of the initial agreements, AngloGold may earn a 50% interest in each joint venture by spending US$400,000 and paying Rimfire US$100,000 per property in staged cash payments over four years. AngloGold may increase its interest in each joint venture to 70% by incurring an additional US$500,000 in exploration expenditures. AngloGold has vested a 50% interest in the ER Joint Venture and has elected to exercise its option to earn an additional 20% interest. The joint venture agreements have been amended to include terms whereby Rimfire may elect to have AngloGold fund Rimfire’s proportionate share of expenditures after AngloGold has earned its 70% interest. Rimfire’s share of exploration expenses will be deemed a loan and payable only when AngloGold has made a positive decision to mine. Rimfire may also elect to have AngloGold, for an additional 5% participating interest, carry the loan and continue to fund all expenses incurred under the joint ventures through to commercial production. The loaned amounts will be paid out of Rimfire’s proportionate share of production proceeds.

The ER and Eagle properties constitute an important part of Rimfire’s extensive land holdings in this emerging gold camp in the Goodpaster District. In addition to the ER and Eagle properties, Rimfire has three wholly-owned properties in the district: the California-Surf, Bou, and Scot claim groups which cover 25 sq. miles (16,000 acres) of highly prospective exploration ground. Access to the area and the economic viability of new discoveries will be greatly enhanced with the commencement of mine development at the nearby Teck Cominco/Sumitomo’s Pogo Gold Deposit (5.5 million oz gold resource). Alaskan government representatives have announced that the final permit required to commence construction at Pogo is expected to be issued shortly. With Rimfire’s large strategic land holdings, the Company is positioned to capitalize on the district’s potential as Pogo enters production and the pace of exploration accelerates in the area.

Rimfire is an aggressive, well-financed mineral exploration company with a portfolio of highly prospective gold properties in British Columbia and Alaska. Partners include AngloGold (U.S.A.), Newmont Mining Company, Cangold Limited, Stikine Gold Corp., Serengeti Resources Inc. and Western Pacific Gold Inc.

On behalf of Rimfire Minerals Corporation

“David A. Caulfield”

David A. Caulfield, President

If you have an E-mail address and would prefer to receive Rimfire’s news through this format, please E-mail us at info@rimfire.bc.ca

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RIMFIRE MINERALS CORPORATION
(Registrant)

By:              “David A. Caulfield”

David A. Caulfield, President

Date

January 20, 2004